Mail Stop 4561

June 8, 2007

John W. Weaver, Chairman
AbitibiBowater, Inc.
1155 Metcalfe Street, Suite 800
Montreal, Quebec
Canada H3B 5H2

> **RE:** **AbitibiBowater, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed June 4, 2007**
> **File No. 333-141428**

Dear Mr. Weaver:

We have reviewed your amended filing and have the following comment.

Annex B: Unaudited Pro Forma Condensed Combined Financial Information of AbitibiBowater

Note 2. Purchase Price, page B-7

1. We note that your preliminary valuation of potential intangible assets has identified fair value for water rights. Tell us why you have not allocated any value to cutting rights, non-contractual customer relationships, patents or trademarks. If you do not expect to allocate value to these items, revise your disclosure to indicate that and explain why. If you expect the final valuation to include such items, revise to include an estimate of that allocation or provide the sensitivity analysis previously requested.

<p style="text-align:center">*　　*　　*　　*</p>

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if you have any questions regarding the above comment. If you need further assistance on other related matters, please contact Mark P. Shuman at (202) 551-3462.

Sincerely,

Mark Kronforst
Accounting Branch Chief

cc.   Toby S. Myerson
        Paul, Weiss, Rifkind, Wharton, and Garrison
        by facsimile at 212-373-2753

John W. Weaver
AbitibiBowater, Inc.
June 8, 2007
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